SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 2)

                          TESORO PETROLEUM CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)

                   Common Stock, par value $0.16-2/3 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0008816091
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Gerald S. Backman, P.C.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 2, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE: THIS STATEMENT CONSTITUTES AN ORIGINAL REPORT ON SCHEDULE 13D OF EACH OF THE REPORTING PERSONS (AS DEFINED IN THE SCHEDULE 13D).

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Kevin S. Flannery
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                           PF, AF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States/Republic of Ireland
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power            100        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         358,972     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         100      shares
ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    358,972     shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              359,072    shares
--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [X]
              See Item 5
--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    1.5 %
--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                       IN

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Whelan Management Corp.
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                           WC, AF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              Delaware
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         340,615     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    340,615     shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              340,615    shares
--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    1.4 %
--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                       CO

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Sean Kenrick Flannery Trust
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                           WC, AF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              New York
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         18,357      shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    18,357      shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              18,357    shares
--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.1 %
--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                       OO

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              George F. Baker
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                              PF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power           110,000     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power            0        shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power      110,000     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power       0        shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              110,000    shares

--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.4 %

--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)
                                      IN

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

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Alan Kaufman
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                              PF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power           581,500     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          20,000     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power      581,500     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     20,000     shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              601,500    shares

--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [X]
              See Item 5
--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    2.4 %
--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)
                                      IN

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Kaufman Children's Trust
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                            WC, AF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              Indiana
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          20,000     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     20,000     shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               20,000    shares

--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.1 %
--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      00

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              James H. Stone
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                              PF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power           146,000     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power            0        shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power      146,000     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power       0        shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              146,000    shares

--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.6 %
--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      IN

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Robert S. Washburn
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                              PF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         233,336  shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    233,336  shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              233,336    shares

--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.9 %
--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      IN

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Robert S. and Suzanne P. Washburn Revocable Trust
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                              WC, AF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              California
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          39,545     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     39,545     shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              39,545    shares

--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.2 %
--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      00

CUSIP No. 0008816091
--------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Robert S. Washburn, Trustee for the Robert S. Washburn Money Purchase, Pension and Profit Sharing Keogh Plan Trusts
--------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
--------------------------------------------------------------------------------
      (3)     SEC Use Only
--------------------------------------------------------------------------------
      (4)     Source of Funds

                              WC, AF
--------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              California
--------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         193,791     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    193,791     shares
--------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              193,791    shares
--------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
--------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.9 %
--------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      00

                 This Amendment No. 2 amends and supplements the Statement on
Schedule 13D, as amended (the "Statement"), filed by the Stockholders' Committee for New Management of Tesoro Petroleum Corporation relating to the shares of common stock, $0.16-2/3 par value (the "Shares"), of Tesoro Petroleum Corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement as previously filed.


ITEM 2.  IDENTITY AND BACKGROUND

                 The first two paragraphs of Item 2 are hereby amended in their entirety as follows:

                 (a)-(c), (f). This statement is being filed by (i) Kevin S. Flannery ("Flannery"), (ii) the Sean Kenrick Flannery Trust, dated December 22, 1977, a trust established under New York law (the "Flannery Trust"), (iii) Whelan Management Corp., a Delaware corporation ("Whelan"), (iv) George F. Baker ("Baker"), (v) Alan Kaufman ("Kaufman"), (vi) Kaufman Children's Trust, a trust established under Indiana law ("Kaufman Trust"), (vii) Robert S. Washburn ("Washburn"), (viii) the Robert S. and Suzanne P. Washburn Revocable Trust, dated April 27, 1988, a trust established under California law ("Washburn Revocable Trust"), (ix) Robert S. Washburn, trustee for the Robert S. Washburn Money Purchase, Pension and Profit Sharing Keogh Plan Trusts, trusts established under California law (the "Washburn Trusts"), and (x) James H. Stone ("Stone"). Flannery, Whelan and the Flannery Trust are sometimes collectively referred to herein as the "Flannery Entities." Kaufman and the Kaufman Trust are sometimes collectively referred to herein as the "Kaufman Entities." Washburn, the Washburn Revocable Trust and the Washburn Trusts are sometimes collectively referred to herein as the "Washburn Entities." Flannery, Baker, Kaufman, Stone and Washburn are members of the Committee for New Management of Tesoro Petroleum Corporation (the "Committee"). The Flannery Entities, Baker, the Kaufman Entities, the Washburn Entities and Stone are sometimes collectively referred to herein as the "Reporting Persons."

                 Flannery's principal occupation or employment is as President of Whelan and Whelan Securities, Inc. ("Whelan Securities"). Whelan is engaged in investment advisory services and Whelan Securities is engaged in broker-dealer services. As of the date hereof, Flannery owns 75% of the common stock of Whelan. The Flannery Trust is established under New York law and is for the benefit of Sean Kenrick Flannery, Flannery's son. Bettina F. Flannery (Sean Kenrick Flannery's mother) and Albert Upshere are the trustees of the Flannery Trust (collectively, the "Trustees"). The Trustees have delegated sole investment power in respect of the Flannery Trust to Flannery, as the investment officer thereof. The principal office of each of the Flannery Entities is P.O. Box 1970, 8 Holley Street, Lakeville, Connecticut 06039. Flannery is a citizen of the United States of America and the Republic of Ireland. Information with respect to each executive officer and director of Whelan (other than Flannery) is included in Schedule I to this Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Item 3 is hereby amended in its entirety as follows:

                 As of the date hereof, the Flannery Entities had acquired an aggregate of 359,072 Shares (including options to purchase an aggregate of 200,000 Shares) for a total consideration of approximately $935,278. Of those Shares, 140,615 Shares and options to purchase 200,000 Shares were acquired by Whelan for total consideration of approximately $861,690, and 18,357 Shares were acquired by the Flannery Trust for total consideration of approximately $72,696. The source of the funds used by Whelan to acquire such Shares and options was working capital provided from the personal funds of Flannery. The source of funds used by the Flannery Trust to acquire such Shares and options was personal funds of members of the Flannery family. In addition, Page Flannery, the wife of Flannery, has purchased 2,600 Shares for a total consideration of approximately $23,625 out of personal funds. Certain of the funds used by the Flannery Entities may represent the proceeds of margin loans secured by the securities of the Company pursuant to margin agreements entered into with brokerage firms in the ordinary course of business. As of January 26, 1996, Whelan and the Flannery Trust each had outstanding margin indebtedness with Bear, Stearns Securities Corp. with respect to their respective Shares of $714,774.88 and $127,157.57, respectively. See items 5 and 6.

                 As of the date hereof, Baker had acquired 10,000 Shares and options to purchase 100,000 Shares for a total consideration of $119,000. The source of the funds used by Baker to acquire such Shares and options was personal funds.

                 As of the date hereof, the Kaufman Entities had acquired an aggregate of 601,500 Shares for a total consideration of approximately $5,061,825. Of those Shares, 581,500 Shares were acquired by Kaufman for a total consideration of approximately $4,942,750 and 20,000 Shares were acquired by the Kaufman Trust for a total consideration of $119,075. The source of the funds used by Kaufman to acquire such Shares was personal funds. The source of funds used by the Kaufman Trust to acquire such Shares was personal funds of Dr. Kaufman. Certain of the funds used by the Kaufman entities may represent the proceeds of margin loans secured by the securities of the Company pursuant to margin agreements entered into by brokerage firms in the ordinary course of business. As of January 26, 1996, Kaufman had outstanding margin indebtedness with respect to the Shares of $83,176.06 with the brokerage firm of Bear, Stearns Securities Corp. In addition, Gloria Kaufman, Kaufman's wife, has purchased 10,500 Shares for an aggregate consideration of approximately $89,250. See Item 5.

                 As of the date hereof, Stone had acquired 46,000 Shares and options to acquire 100,000 Shares for a total consideration of approximately $452,843. The source of the funds used by Stone to acquire such Shares and options was personal funds.

                 As of the date hereof, the Washburn Entities had acquired an aggregate of 233,336 Shares for a total consideration of approximately $1,061,639. Of those Shares, 39,545 Shares were acquired by the Washburn Revocable Trust for a total consideration of $179,890 and 193,791 Shares were acquired by the Washburn Trusts for a total consideration of approximately $881,749. The source of funds used by the Washburn Revocable Trust to acquire such Shares was personal funds of Washburn and the source of funds used by the Washburn Trusts to acquire such Shares was through funds in the Washburn Trusts provided by Washburn through allowable contributions to the Washburn Trusts.


ITEM 4.  PURPOSE OF TRANSACTION

                 Item 4 is hereby amended in its entirety as follows:

                 Each of the Reporting Persons acquired its respective Shares and options to purchase Shares in order to obtain an equity position in the Company. As more fully explained below, the Reporting Persons plan to seek to acquire control of the Company through the replacement of the Company's current Board of Directors with the Committee Nominees.

                 On December 14, 1995, certain of the Reporting Persons formed the Committee in order to take concerted action to enhance stockholder value for the stockholders of the Company. The Committee believes that current and recent trading prices of the Shares do not adequately reflect the value of the Company's underlying business and assets. The Committee believes that many of the Company's shareholders share the Committee's disappointment with the performance of the Company's stock and the Company's Board of Directors.

                 The Committee has determined to commence a consent solicitation to remove the existing members of the Board of Directors and replace them with a slate of nominees (the "Committee Nominees") consisting of Baker, Kaufman, Stone, Gale L. Galloway ("Galloway") and Douglas Thompson ("Thompson").
The Committee has filed preliminary consent solicitation materials and amendments thereto with the Securities and Exchange Commission with respect to the removal of the existing Board, the election of the Committee Nominees and various related matters. Each Reporting Person intends to execute written consents supporting the actions proposed by the Committee.

                 If elected, the Committee Nominees intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies and personnel. The Committee Nominees will consider alternative strategies to enhance stockholder value, including, among other things, changes in the Company's business policies and plans or corporate structure, along with sales of certain assets and operations. Based on the Committee's current knowledge of the Company, the Committee expects that the Committee Nominees, once elected, will attempt to develop and adopt a strategic plan to enhance the value of the Company which will include as its principal element the attempted disposition of the Company's refining business in order to enable the Company to focus on its core exploration and production business. There can be no assurance, however, that if elected the

Committee Nominees will be able to effectuate a divestiture of the refining business under terms that would be beneficial to the Company and its stockholders. The ability of the Committee Nominees to effectuate a divestiture of the refining business under terms that would be beneficial to the Company and its stockholders is subject to a number of significant uncertainties, including the then prevailing and prospective levels of the refining business earnings and cash flow as well as general business and economic conditions in the petroleum refining and marketing industry.

                 On December 26, 1995, the members of the Committee commenced a lawsuit in the United States District Court for the Western District of Texas, San Antonio Division, against the Company and its Chief Executive, Bruce A. Smith (collectively, "Defendants"). The action seeks, among other relief, a judgment (i) declaring that the Company's Rights Agreement dated December 16, 1985 (the Company's "poison pill") does not apply to the efforts of the Committee to solicit consents from other stockholders of the Company; (ii) declaring that the Company's By-laws permit removal of directors through stockholder action by written consent; (iii) enjoining the Company from delaying or otherwise unlawfully interfering with the efforts of the Committee to solicit consents from other stockholders; and (iv) declaring that the actions and disclosures of the Committee with regard to their effort to solicit consents are and have been in compliance with the Act. A copy of the Committee's Complaint is attached as Exhibit 7 hereto.

                 On December 26, 1995, the Committee issued the press release attached as Exhibit 8 hereto.

                 On January 8, 1996, Defendants filed their Answer and Counterclaim to the Committee's Complaint. Defendants' counterclaim alleges, inter alia, that the Committee's Schedule 13D, filed on December 26, 1995, violated Section 13(d) of the Act by (i) not including Ardsley Advisory
Partners as part of the 13D group and not including in the 13D group certain of the wives and children of members of the Committee who held shares of Tesoro directly or in trust, (ii) not filing a Schedule 13D earlier disclosing that a 13D group had already been formed purportedly in 1994, and (iii) making purported false and misleading statements in preliminary consent materials filed with the SEC. Defendants' counterclaim also alleges that the preliminary consent materials filed with the SEC on December 26, 1995 by the Committee contained purported false and misleading statements in violation of Section 14(a) of the Act.
On that same day, Defendants filed a motion seeking a temporary restraining order and preliminary injunction and then sought and obtained an ex parte temporary restraining order enjoining the Committee from (i) soliciting or attempting to solicit written consents of the Company's stockholders, (ii) filing or disseminating to stockholders or the public any Schedule 13D or 14A Statements regarding the Company or (iii) taking any temporary further steps in furtherance of their consent solicitation effort. The Answer and Counterclaim is attached as Exhibit 9 hereto.

                 Defendants based their application for an ex parte temporary restraining order and for preliminary injunction upon their allegations (1) that the draft Consent Solicitation Statement, which had not been disseminated to the Company's stockholders, was in violation of Section 14(a) of the Act of 1934 in that it contained various false and misleading statements and omissions that would likely result in "confusion" and misunderstanding on the part of the Company's stockholders and (2) that the proposed solicitation was a "midnight raid" which could force the removal of the Company's present Board of Directors without any opportunity to either rebut the disclosures in the Consent Solicitation Statement or seek relief from the Courts.

                 On January 16, 1996, the Committee members moved to dissolve the ex parte temporary restraining order alleging, inter alia, that it was in violation of Rule 65 of the Federal Rules of Civil Procedure, was unprecedented in scope and contrary to the purposes of the Williams Act. On the next day, January 17, 1996, the Court denied the Committee members' motion to dissolve the ex parte temporary restraining order.

                 On January 19, 1996, Defendants moved for an order extending the temporary restraining order, which order was granted on that same day. On January 24, 1996, the Court scheduled a hearing on Defendants' preliminary injunction motion for January 31, 1996. On January 31, 1996, a hearing was held on Defendants' preliminary injunction motion. On February 1, 1996, the Court signed an Order which was entered on February 2, 1996, and which vacated the temporary restraining order and denied Defendants' motion for preliminary injunction. A copy of the Order is attached as Exhibit 10 hereto.

                 The Reporting Persons intend to review on a continuing basis their respective investments in the Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of their respective holdings of the Shares in the open market or in privately negotiated transactions. In addition, certain Reporting Persons may, from time to time, elect to acquire Shares through the exercise of options. Any open market or privately negotiated purchases or sales or option exercises may be made at any time without further prior notice. Each of the Reporting Persons reserves the right to cease his or its participation in a group with the other Reporting Persons.

                 Any action that any of the Reporting Persons might undertake with respect to the Shares, including the exercise of options to purchase Shares currently held by certain Reporting Persons, will be dependent upon its or his individual review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Company, and other future developments.

                 Although the foregoing reflects activities currently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will purchase additional Shares or take any of the other actions referred to above. Except as set forth above and in Item 6, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 is hereby amended by (i) with respect to subsection (c), deleting Schedule II referenced therein and replacing it with Schedule II attached hereto and (ii) with respect to subsections (a) and (b), deleting the first paragraph thereof and replacing it with the following:

                     (a) and (b). As of the date hereof, Whelan directly owned 140,615 Shares and held options to acquire an additional 200,000 Shares that expire on May 16, 1996. Subject to Flannery's ownership of 75% of the common stock of Whelan, Whelan has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares that it owns directly. As of the date hereof, the Flannery Trust directly owned 18,357 Shares. Flannery has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares that the Flannery Trust owns directly. Flannery, as the principal executive officer and a 75% common stockholder of Whelan, may also be deemed to own beneficially the Shares owned by Whelan and may be deemed to share with Whelan the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares owned by Whelan. The foregoing information does not reflect 2,600 Shares owned by Flannery's wife as to which Flannery disclaims beneficial ownership. Whelan Securities, in the ordinary course of its business as a broker-dealer, has purchased and sold shares of Common Stock for the accounts of its customers. Flannery has advised the Reporting Persons that all such customer accounts are non-discretionary and that neither Whelan nor Whelan Securities has any control over buying, selling or voting shares of Common Stock in such accounts. As a result, Whelan Securities or its clearing agent may be the record owner of certain of such shares of Common Stock over which it does not possess beneficial ownership.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 Item 7 is hereby supplemented by the addition of the following:

                 9. Answer and Counterclaim in the action Kevin S. Flannery, Alan Kaufman, Robert S. Washburn, James H. Stone and George F. Baker, individually and as members of the Stockholders' Committee for New Management of Tesoro Petroleum Corporation vs. Tesoro
Petroleum Corporation and Bruce A. Smith, filed on January 8, 1996, in the United States District Court for the Western District of Texas, San Antonio.

                 10. Order of the United States District Court for the Western District of Texas, San Antonio in the action Kevin S. Flannery, Alan Kaufman, Robert S. Washburn, James H. Stone and George F. Baker, individually and as members of the Stockholders' Committee for New Management of Tesoro Petroleum Corporation vs. Tesoro Petroleum Corporation and Bruce A. Smith, signed on February 1, 1996, and entered on February 2, 1996.

                 11. Amended and Restated Joint Filing Agreement among Reporting Persons regarding Joint Filing of Schedule 13D.

                                   SIGNATURES

                 After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct as of February 8th, 1996.

                                             WHELAN MANAGEMENT CORP.
                                             SEAN KENRICK FLANNERY TRUST
                                             GEORGE F. BAKER
                                             ALAN KAUFMAN
                                             KAUFMAN CHILDREN'S TRUST
                                             JAMES H. STONE
                                             ROBERT S. WASHBURN
                                             ROBERT S. AND SUZANNE P. WASHBURN
                                                   REVOCABLE TRUST
                                             ROBERT S. WASHBURN MONEY
                                                   PURCHASE, PENSION AND PROFIT
                                                   SHARING KEOGH PLAN TRUSTS


                                          By:/s/   Kevin S. Flannery
                                             -------------------------------
                                             Name: Kevin S. Flannery
                                             Title: Attorney-in-Fact for All


                                          KEVIN S. FLANNERY

                                          /s/   Kevin S. Flannery
                                          -----------------------
                                          Kevin S. Flannery

                                   SCHEDULE II

                 The following tables set forth all transactions in the Shares arranged in chronological order based on trade dates (or settlement dates where indicated by a "+") effected by the Reporting Persons since October 16, 1995. Except as noted, price per share excludes brokerage commission.



                       I.      FLANNERY ENTITIES

                       A.    WHELAN MANAGEMENT CORP.


                                                           Number
                                                          of Shares                  Price per Share
Type of Transaction               Date                 or Call Options             or Option Contract            Location
-------------------               ----                 ---------------             ------------------            --------


Purchase of Option             10/16/95                            46                     $87 1/2                Exchange

Sale of Option                 10/18/95                            50                    $125                    Exchange

Sale of Option                 10/20/95                            50                    $106 1/4                Exchange

Sale                           10/20/95                         8,000                      $8 3/8                Exchange

Sale                           10/20/95                        42,000                      $8 1/4                Exchange

Purchase of Option             10/24/95                           120                    $112 1/2                Exchange

Purchase                       10/24/95                           900                      $8 3/8                Exchange

Purchase                       10/24/95                         2,000                      $8 1/2                Exchange

Purchase                       10/25/95                        45,000                      $8 1/4                Exchange

Purchase                       11/10/95                           500                      $7 7/8                Exchange

Purchase of Option             11/16/95                       400,000                     (1)                    Private

Purchase(2)                    11/17/95                        12,000                      $7 1/2                Exchange

Purchase                       11/28/95                         1,000                      $8 3/8                Exchange

Sale                           12/04/95                         7,500                      $8 1/2                Exchange

Sale                           12/05/95                        10,500                      $8 1/2                Exchange

Sale                           12/06/95                        13,000                      $8 1/2                Exchange





                                  Page 19 of 25






Grant of Option                12/14/95                       100,000                     (3)                    Private

Grant of Option                12/14/95                       100,000                     (3)                    Private

Sale                           12/14/95                        10,000                      $8 3/8                Exchange

Purchase                       1/24/96                          4,000                      $8 1/2                Exchange

Sale                           1/24/96                          4,000                      $8 1/2                Exchange
-------------------

(1) The options are exercisable at a price of $8.25 per Share. The total purchase price for the options was $36,000.

(2)    Through the exercise of expiring options.

(3) The options are exercisable at a price of $8.25 per Share. The total sale price for the options was $9,000 per 100,000 Shares.



                      B.   SEAN KENRICK FLANNERY TRUST

                                                           Number
                                                          of Shares                  Price per Share
Type of Transaction               Date                 or Call Options             or Option Contract            Location
-------------------               ----                 ---------------             ------------------            --------


Purchase                       10/24/95                            80                    $112 1/2                Exchange

Purchase                       11/09/95                           500                      $7 7/8                Exchange

Purchase                       11/10/95                           500                      $7 7/8                Exchange

Sale of Option                 11/17/95                            80                     $50                    Exchange

Purchase of Option             11/17/95                            80                    $100                    Exchange

Sale of Option                 12/17/95                            80                     $81 1/4                Exchange

Purchase of Option             12/14/95                            80                    $118 3/4                Exchange

Sale of Option                 01/19/95                            40                     $93 3/4                Exchange

Purchase (1)                   01/19/95                         4,000                      $7 1/2                Exchange

Sale                           01/19/95                         4,000                      $8 1/2                Exchange

-------------------

(1)  Through the exercise of expiring options.



                            C.   FLANNERY

                                                           Number
                                                          of Shares                  Price per Share
Type of Transaction               Date                 or Call Options             or Option Contract            Location
-------------------               ----                 ---------------             ------------------            --------


Purchase                       12/28/95                           100                      $8 7/8                Exchange


                            II.    BAKER

                                                           Number
                                                          of Shares                  Price per Share
Type of Transaction               Date                 or Call Options             or Option Contract            Location
-------------------               ----                 ---------------             ------------------            --------


Purchase of                    12/14/95                       100,000                     (1)                    Private
 Option

-----------------

(1) The options are exercisable at a price of $8.25 per Share. The total acquisition price for the options was $9,000.


                               III.   KAUFMAN

The following table sets forth all transactions in the shares affected by Kaufman since October 16, 1995 (prices marked with an * reflect commissions).


                                                           Number
                                                          of Shares                  Price per Share
Type of Transaction               Date                 or Call Options             or Option Contract            Location
-------------------               ----                 ---------------             ------------------            --------


Sale                            10/20/95                    5,000                        $8.06*                  Exchange

Sale                            10/20/95                   12,500                        $8.125                  Exchange

Sale                            10/23/95+                  20,000                        $8.48*                  Exchange

Purchase                        10/31/95                    2,000                        $7.875                  Exchange

Purchase                        11/01/95+                   5,000                        $8.05*                  Exchange

Purchase                        11/01/95+                   3,000                        $8.00                   Exchange

Purchase                        11/06/95+                   2,700                        $7.94*                  Exchange

Purchase                        11/15/95+                   5,000                        $7.80*                  Exchange

Purchase                        11/16/95                    4,500                        $7.75*                  Exchange

Purchase                        12/04/95+                   2,000                        $8.38*                  Exchange

Purchase                        12/06/95                    5,000                        $8.38*                  Exchange



                            IV.    STONE


                                                              Number
                                                             of Shares                  Price per Share or
Type of Transaction                    Date                 or Options                  per Option Customer                 Location
-------------------                    ----                 ----------                  -------------------                 --------


Purchase of Options               12/01/95                         100                         $127.50                     Exchange

Purchase of Options               12/14/95                     100,000                             (1)                     Private

Purchase (2)                      12/16/95                      11,000                           $8.37                     Exchange

Sale of Options                   01/18/96                         100                          $97.50                     Exchange

-------------------------

(1) The options are exercisable at a price of $8.25 per Share. The total acquisition price for the options was $9,000.
(2)  Through the exercise of expiring options.

                            V.   WASHBURN ENTITIES

                            A.   WASHBURN TRUSTS

                                                           Number
Type of Transaction                   Date                of Shares                  Price per Share             Location
-------------------                   ----                ---------                  ---------------             --------


Sale                             10/18/95                    15,000                        $8.375                Exchange

Sale                             10/27/95                     4,000                        $8.375                Exchange

Purchase                         12/04/95                     3,100                         $8.25                Exchange

Purchase                         12/07/95                     1,900                         $8.25                Exchange

                       B.    WASHBURN REVOCABLE TRUST

None

                                INDEX TO EXHIBITS



           EXHIBIT
           NUMBER              DESCRIPTION

           9                   Answer and Counterclaim in the action Kevin S.
                               Flannery, Alan Kaufman, Robert S. Washburn, James
                               H. Stone and George F. Baker, individually and as members of the Stockholders' Committee for New Management of Tesoro Petroleum Corporation vs. Tesoro Petroleum Corporation and Bruce A. Smith, filed on January 8, 1996, in the United States District Court for the Western District of Texas, San Antonio.

           10 Order of the United States District Court for the Western District of Texas, San Antonio in the action Kevin S. Flannery, Alan Kaufman, Robert S. Washburn, James H. Stone and George F. Baker, individually and as members of the Stockholders' Committee for New Management of Tesoro Petroleum Corporation vs. Tesoro Petroleum Corporation and Bruce A. Smith, signed on February 1, 1996, and entered on February 2, 1996.

           11 Amended and Restated Joint Filing Agreement among the Reporting Persons regarding Joint Filing of
                               Schedule 13D.

NYFS10...:\80\99980\0025\2401\SCH01289.00H